SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                                Open Market, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                     68370M
                     ----------------------------------------
                                 (CUSIP Number)







                                Page 1 of 8 pages

--------------------
CUSIP NO. 68370M
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Advance Publications, Inc.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]
                                                 (b)  [ ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY


-------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                 New York
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF
    SHARES                 ----------------------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          1,715,000
    EACH                   ----------------------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
  PERSON
    WITH                   ----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    1,715,000
-------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,715,000
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      6.1%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                       CO
-------------------------------------------------------------------------------



                                Page 2 of 8 pages

--------------------
CUSIP NO. 68370M
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Donald E. Newhouse
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]
                                                 (b)  [ ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY


-------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF
    SHARES                 ----------------------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          1,715,000
    EACH                   ----------------------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON
    WITH                   ----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    1,715,000
-------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,715,000
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      6.1%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                       IN
-------------------------------------------------------------------------------



                                Page 3 of 8 pages

--------------------
CUSIP NO. 68370M
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  S.I. Newhouse, Jr.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [X]
                                                   (b)  [ ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY


-------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF
    SHARES                 ----------------------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          1,715,000
    EACH                   ----------------------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON
    WITH                   ----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    1,715,000
-------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,715,000
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      6.1%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                       IN
-------------------------------------------------------------------------------



                                Page 4 of 8 pages

Item 1(a)           Name of Issuer:

                    Open Market, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:

                    245 First Street
                    Cambridge, Massachusetts 02142

Item 2(a), 2(b)     Name of Persons Filing and Address of
                    Principal Business Office:

                    Advance Publications, Inc.
                    950 Fingerboard Road
                    Staten Island, NY 10305

                    Donald E. Newhouse
                    Star-Ledger Plaza
                    Newark, NJ 07101

                    S.I. Newhouse, Jr.
                    350 Madison Avenue
                    New York, NY 10017

Item 2(c)           Citizenship:

                    Advance Publications, Inc. is a New York corporation.

                    Donald E. Newhouse and S.I. Newhouse, Jr. are citizens of the United States of America.

Item 2(d)           Title of Class of Securities:

                    Common Stock, par value $.001 per share

Item 2(e)           CUSIP Number:

                    68370M

Item 3              If this statement is filed pursuant to Rules
                    13d-1(b), or 13d-2(b) check
                    whether the person filing is a:

               (a)  ---  Broker or dealer registered under
                         Section 15 of the Act,

               (b)  ---  Bank as defined in Section 3(a)(6) of the Act,

               (c)  ---  Insurance Company as defined in
                         Section 3(a)(19) of the Act,



                                Page 5 of 8 pages

               (d)  ---  Investment Company registered Section 8 of the
                         Investment Company Act,

               (e)  ---  Investment Adviser registered under
                         Section 203 of the Investment
                         Advisers Act of 1940,

               (f)  ---  Employee Benefit Plan, Pension Fund
                         which is subject to the provisions
                         of the Employee Retirement Income
                         Security Act of 1974 or Endowment
                         Fund; see 13d-1(b)(1)(ii)(F),

               (g)  ---  Parent Holding Company, in
                         accordance with Rule 13d-
                         1(b)(ii)(G); see Item 7,

               (h)  ---  Group, in accordance with Rule 13d-
                         1(b)(ii)(H).

Item 4         Ownership:

                    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)  Amount beneficially owned:
                    1,715,000 shares of Common Stock
                    --------------------------------

               (b)  Percent of class:
                    6.1%
                    --------------------------------

               (c)  Number of shares as to which such person has:

                   (i)      Sole power to vote or direct the vote
                            -------------------------------------

                   (ii) Shared power to vote or direct the vote 1,715,000 shares of Common Stock
                            ---------------------------------------

                   (iii)    Sole power to dispose or to
                            direct the disposition of
                            -------------------------

                    (iv)    Shared power to dispose or to direct the
                            disposition of
                            1,715,000 shares of Common Stock
                            ----------------------------------------



                                Page 6 of 8 pages

Item 5         Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                       [ ]

Item 6         Ownership of more than Five Percent on
               Behalf of Another Person:

               Not Applicable

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security
               Being Reported on By the Parent Holding
               Company:

               Not Applicable

Item 8         Identification and Classification of
               Members of the Group:

               See Exhibit A.

Item 9         Notice of Dissolution of Group:

               Not Applicable

Item 10        Certification:

               Not Applicable




                                Page 7 of 8 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997                ADVANCE PUBLICATIONS, INC.


                                         By: /s/ S.I. Newhouse, Jr.
                                             Name:  S.I. Newhouse, Jr.
                                             Title: Chairman and Vice President



                                         By: /s/ Donald E. Newhouse
                                             Donald E. Newhouse





                                                     By: /s/ S.I. Newhouse, Jr.
                                                         S.I. Newhouse, Jr.







                                Page 8 of 8 pages

                                    Exhibit A



                  This Statement on Schedule 13G is being jointly filed by Advance Publications, Inc., a New York corporation ("Advance"), Donald E. Newhouse and S.I. Newhouse, Jr., who acknowledge that they are a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934.
Donald E. Newhouse and S.I. Newhouse, Jr. are the co-trustees of Advance Voting Trust, a testamentary trust under the will of S.I. Newhouse that owns all of the equity securities of Advance eligible to vote for directors of Advance.

                                 Exhibit Index
                                 -------------


Exhibit No.         Description
-----------         -----------

  99.1              Joint Filing Agreement